787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 25, 2016

VIA ELECTRONIC MAIL

Mr. Mark Zaruba

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Asset Managers Limited (the “Applicant”)
Request for Withdrawal of Application for an Order Pursuant to Sections 6(c) and 17(b) of the
Investment Company Act of 1940
File No. 812-14674

Dear Mr. Zaruba,

The above-referenced Application was inadvertently filed on EDGAR separately for the Applicant, rather than a single application being filed for all five applicants to the above-referenced Application. The Application was thus assigned five separate application file numbers. Accordingly, we respectfully request that the Application filed under file number 812-14674 be withdrawn. The Application will remain filed under file number 812-14670, and the Applicant will be added to such file number upon the filing of an amendment to the Application.

Sincerely,

/s/Elliot J. Gluck
Elliot J. Gluck

NEW YORK   WASHINGTON   HOUSTON   PARIS   LONDON   MILAN   ROME   FRANKFURT   BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh